PROSPECTUS SUPPLEMENT NO. 4 (To Prospectus Dated June 13, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-134961
$165,000,000
Pier 1 Imports, Inc.
6.375% Convertible Senior Notes due 2036
and
Shares of Common Stock issuable Upon Conversion of the Notes

This prospectus supplement No. 4 supplements and amends the prospectus dated June 13, 2006 (as previously supplemented by prospectus supplements Nos. 1, 2, and 3) relating to the resale by the selling securityholders of up to $165,000,000 aggregate principal amount of the 6.375% Convertible Senior Notes due 2036 (the “Notes”) and the shares of common stock issuable upon conversion of the Notes. This prospectus supplement should be read in conjunction with the prospectus dated June 13, 2006, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
The information appearing under the heading of the prospectus entitled “Selling Securityholders” sets forth information with respect to the selling securityholders and the respective amounts of Notes beneficially owned by each selling securityholder that may be offered pursuant to the prospectus. The information set forth below supplements the information previously listed in the prospectus and the prospectus is hereby supplemented by the addition or substitution, as applicable, of the following:

Common
	Principal		% of	Stock
	Amount of	% of Notes	Common	Offered
Name of Holder	Notes (3)	Owned	Stock (1)	Hereby (2)
MET INVESTOR SERIES TRUST — BOND DEBENTURE	900,000	0.55%	0.0679%	82,949

(1)	Calculated based on 87,244,475 shares of our common stock outstanding as of June 8, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s Notes, but we did not assume conversion of any other holder’s Notes.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s Notes, based on the maximum conversion rate of 92.1659 shares of our common stock per $1,000 principal amount at maturity of the Notes. This conversion rate is subject to adjustment, however, as described in the prospectus under “Description of notes—Conversion rights — conversion rate adjustments.” As a result, the maximum number of shares of our common stock issuable upon conversion of the Notes may increase or decrease in the future.

(3)	Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their Notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information presented in this table, this prospectus may not reflect the exact principal amount of Notes held by each selling securityholder on the date of this prospectus. The maximum aggregate principal amount of Notes that may be sold pursuant to this prospectus will not exceed $165,000,000.
Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in additional prospectus supplements if and when necessary.

Investing in our Notes or common stock involves risks. Please read carefully the section of the prospectus entitled “Risk Factors”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus supplement is dated February 22, 2007